UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Plug Power Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(title of Class of Securities)

72919P

(CUSIP Number)

Sylvain Tongas	Jeffrey E. Cohen
L’Air Liquide S.A.	Baker & McKenzie LLP
75, Quai d’Orsay	452 Fifth Avenue
75321 Paris	New York, NY 10018
France	(212) 626-4936
+33 1 40 62 53 36

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 72919P	13D	Page 2 of 14

1	NAME OF REPORTING PERSON Axane S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,781,250
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,781,250
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,781,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.68% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Calculated based on 178,305,199 shares outstanding on July 31, 2015, as set forth in the Registration Statement on Form S-3 filed by Plug Power Inc. on August 3, 2015.

CUSIP No. 72919P	13D	Page 3 of 14

1	NAME OF REPORTING PERSON Air Liquide Investissements d’Avenir et de Démonstration
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,918
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,918
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.04% (2)
14	TYPE OF REPORTING PERSON CO

(2)	Calculated based on 183,859,793 shares outstanding, consisting of 178,305,199 shares outstanding on July 31, 2015, as set forth in the Registration Statement on Form S-3 filed by Plug Power Inc. on August 3, 2015, plus 5,554,594 shares issuable upon conversion of the Series C Preferred Stock described in Item 4.

CUSIP No. 72919P	13D	Page 4 of 14

1	NAME OF REPORTING PERSON L’Air Liquide S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,375,168
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 10,375,168
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,375,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.64% (3)
14	TYPE OF REPORTING PERSON CO

(3)	Calculated based on 183,859,793 shares outstanding, consisting of 178,305,199 shares outstanding on July 31, 2015, as set forth in the Registration Statement on Form S-3 filed by Plug Power Inc. on August 3, 2015, plus 5,554,594 shares issuable upon conversion of the Series C Preferred Stock described in Item 4.

CUSIP No. 72919P	13D	Page 5 of 14

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (“Common Stock”), of Plug Power Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is at 968 Albany Shaker Road, Latham, New York 12110.

Item 2.	Identity and Background.

(i) Axane S.A.

This statement on Schedule 13D is filed by Axane S.A. (“Axane”). On July 31, 2015, Axane acquired 4,781,250 shares of the Issuer’s Common Stock (the “Common Stock”).

Axane, a wholly-owned subsidiary of L’Air Liquide S.A., is a corporation incorporated under the laws of France, having its principal office at 2 rue de Clémencière, 38360 Sassenage, France. Axane’s principal business is to develop complete packaged systems that produce energy from fuel cells powered by hydrogen. The directors and executive officers of Axane and their business address, principal occupation or employment and the name, address, and principal business of the entity for which said occupation or employment is conducted are indicated below. Unless otherwise indicated, the business address of each director and executive officer is L’Air Liquide S.A., 75, quai d’Orsay 75007 Paris, France, and each director and executive officer is a citizen of France.

Name	Position	Principal occupation
Xavier PONTONE	Chairman of the Board	Chief Executive Officer for Air Liquide Advanced Business SA - Business address: 2 rue de Clémencière, 38360 Sassenage, France.

Xavier VIGOR	Board member	Chief Executive Officer for Air Liquide Advanced Technologies SA - Business address: 2 rue de Clémencière, 38360 Sassenage, France.

Aliette QUINT	Board member	Deputy manager, European and International Affairs, Air Liquide Advanced Business SA

Jean-François DUCHOLET	Board member and Chief Executive Officer	Chief Executive Officer of Axane S.A. - Business address: 2 rue de Clémencière, 38360 Sassenage, France.

During the last five years, none of Axane or (to the knowledge of Axane) the directors or executive officers of Axane (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 72919P	13D	Page 6 of 14

(ii) Air Liquide Investissements d’Avenir et de Démonstration

This statement on Schedule 13D is also filed by Air Liquide Investissements d’Avenir et de Démonstration (“ALIAD”), a wholly-owned subsidiary of L’Air Liquide S.A. ALIAD is a corporation incorporated under the laws of France, having its registered office at 6, rue Cognacq-Jay 75007 Paris, France and its principal office at 104, rue du Faubourg Saint-Antoine 75012 Paris, France. ALIAD is the holder of the Issuer’s Series C Preferred Stock acquired on May 8, 2013, which shares are convertible into shares of the Issuer’s Common Stock (see Item 5 hereof). ALIAD’s principal business is to develop, market and operate products or services in the field of innovating technologies (with a focus on renewable energies, biotechnologies and technologies of the environment), and to invest in businesses or undertakings having such activities. The directors and executive officers of ALIAD and their business address, principal occupation or employment and the name, address, and principal business of the entity for which said occupation or employment is conducted are indicated below. Unless otherwise indicated, the business address of each director and executive officer is L’Air Liquide S.A., 75, quai d’Orsay 75007 Paris, France, and each director and executive officer is a citizen of France.

Name	Position	Principal occupation
François DARCHIS	Chairman of the Board	Senior Vice-President, L’Air Liquide S.A.

Pierre-Etienne FRANC	Chief Executive Officer and Board member	Vice-President, Advanced Business and Technologies, L’Air Liquide S.A.

Olivier DELABROY	Board member	Vice-President, R&D Group, L’Air Liquide S.A.

Diana SCHILLAG	Board member	Vice-President, Healthcare world business line (Air Liquide Santé International - Business address: 28 rue d’Arcueil, Gentilly 94250, France) - Country of citizenship: Germany.

Yves BATAILLON-DEBES	Board member	Head of the Corporate Finance department, L’Air Liquide S.A.

Aliette QUINT	Board member	Deputy manager, European and International Affairs, Air Liquide Advanced Business SA

Lars STRANDBERG	Board member	Manager of the Nordic Countries subsidiaries (Air Liquide Danmark A/S - Business address: Hoje Tastrupvej 42, Tastrup, 2630 Denmark) - Country of citizenship: Denmark.

Eric SEBELLIN	Board member	Manager at Air Liquide Investissements d’Avenir et de Démonstration SA. - Business address: 104, rue du Faubourg Saint-Antoine 75012 Paris, France.

During the last five years, none of ALIAD or (to the knowledge of ALIAD) the directors or executive officers of ALIAD (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 72919P	13D	Page 7 of 14

(iii) L’Air Liquide S.A.

This statement on Schedule 13D is also filed by L’Air Liquide S.A., a corporation incorporated under the laws of France, having its principal office at 75, Quai d’Orsay, 75321 Paris, France. L’Air Liquide S.A. is the beneficial owner of all of the outstanding shares of capital stock of Axane and ALIAD and, accordingly, may be considered the beneficial owner of the Common Stock acquired by Axane and ALIAD. L’Air Liquide S.A.‘s principal business is the holding of companies active in the provision of industrial and medical gases and related technologies and services. The directors and executive officers of L’Air Liquide S.A. and their business address, principal occupation or employment and the name, address, and principal business of the entity for which said occupation or employment is conducted are indicated below. Unless otherwise indicated, the business address of each director and executive officer is 75, quai d’Orsay 75007 Paris, France, and each director and executive officer is a citizen of France.

Name	Position	Principal occupation (other than within L’Air Liquide S.A.)
Benoît POTIER,	Chairman of the Board and Chief Executive Officer	(/)

Pierre DUFOUR	Senior Executive Vice-President, member of the Board	(/)- Country of citizenship: Canada.

Thierry DESMAREST	member of the Board	Chairman and member of the Board of Directors of Total S.A. - Business address: Total SA, Tour Coupole - 2, place Jean Millier - 92078 Paris La Défense Cedex, France.

Sin-Leng LOW	member of the Board	Senior Advisor of Sembcorp Development Ltd. - Business address: #03-01 179 360 Sembcorp, 30 Hill Street, Singapore -Country of citizenship: Singapore.

Thierry PEUGEOT	member of the Board	Vice-Chairman of Etablissements Peugeot Frères - Business address: 66 avenue Charles de Gaulle, 92200 Neuilly sur Seine, France.

Paul SKINNER	member of the Board	Chairman of Defence Equipment & Support (UK Ministry of Defence) - Business address: Maple 0a, #2043 MOD Abbey Wood, Bristol, United Kingdom - Country of citizenship: United Kingdom.

Karen KATEN	member of the Board	Senior Advisor, Essex Woodlands Health Ventures – Business address: 280 Park Avenue, 27th Floor East, New York, NY 10017, The USA - Country of citizenship: the USA.

Jean-Paul AGON	member of the Board	Chairman and Chief Executive Officer, L’Oreal SA – Business address: 41 rue Martre, 92110 Clichy, France.

Siân HERBERT-JONES	member of the Board	Chief Financial Officer and Member of the Executive Committee, Sodexo Group –Business address: 255 quai de la bataille de Stalingrad, 92866 Issy les Moulineaux, France - Country of citizenship: United Kingdom.

Annette WINKLER	member of the Board	Vice-President of Daimler AG, Chief Executive Officer of Smart - Business address: Villa Kayser - Ulbacher Strasse 7 70329 Stuttgart, Germany - Country of citizenship: Germany.

Pierre DUBRULLE	member of the Board (representing employees)	(/)

Geneviève BERGER	member of the Board	Director and member of the Scientific Committee of AstraZeneca – Business address: 2 Kingdom Street, Paddington London W2 6BD, United Kingdom.

CUSIP No. 72919P	13D	Page 8 of 14

During the last five years, none of L’Air Liquide S.A. or (to the knowledge of L’Air Liquide S.A.) the directors or executive officers of L’Air Liquide S.A. (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Axane acquired the Common Stock from the Issuer on July 31, 2015 in exchange for the transfer by Axane to Hypulsion U.S. Holding, Inc., a Delaware corporation (“Hypulsion U.S.”) and a wholly-owned subsidiary of the Issuer, of Axane’s 80% shareholding in HyPulsion, a French société par actions simplifiée (“HyPulsion”).

Item 4.	Purpose of Transaction.

Axane and Plug Power Inc. formed HyPulsion in February 2012 to develop and market hydrogen fuel cell systems for the European material handling market. In April 2013, (i) Axane, which then held a 55% interest in HyPulsion, purchased an additional 25% interest in HyPulsion from Plug Power Inc. for a cash purchase price of €2.5 million ($3.3 million at the then prevailing conversion rate), as a result of which Axane held an aggregate 80% interest in HyPulsion and Plug Power Inc. held a 20% interest in HyPulsion. Under the terms of the agreements between Axane and Plug Power Inc., Plug Power Inc. was given the right to purchase 60% of HyPulsion from Axane at any time between January 4, 2018 and January 29, 2018 at a formula price. If Plug Power Inc. exercised such purchase right, Axane would have the right to require Plug Power Inc. to purchase the remaining 20% interest at a formula price.

On May 8, 2013, ALIAD purchased, as an investment and to support the business of the Issuer, 10,431 shares of the Issuer’s Series C Preferred Stock for a purchase price of $2,595,400. Such shares became convertible into shares of the Issuer’s Common Stock on May 8, 2014. As of May 8, 2014, ALIAD owned on an as converted basis, at the then prevailing conversion rate, 10,971,890 shares of the Issuer’s Common Stock, or approximately 9.4% of such shares outstanding.

On August 26, 2014, as a result of the improvement in the Issuer’s financial condition and market conditions, ALIAD converted 5,200 of its 10,431 shares of Series C Preferred Stock into 5,521,676 shares of the Issuer’s Common Stock, and on the same date sold such shares in the open market for a purchase price of $5.80 per share through Citigroup Global Markets, Inc. pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Following such sale, ALIAD owned, on an as converted basis, 5,593,918 shares of the Issuer’s Common Stock, or less than 5% of such shares outstanding.

On July 24, 2015, Axane, Hypulsion U.S. and the Issuer agreed to the sale of Axane’s 80% interest in HyPulsion to Hypulsion U.S. for a purchase price of $11,475,000, payable in shares of the Issuer’s Common Stock, and entered into a Share Purchase Agreement with respect to such transaction (the “Transaction”). In accordance with the terms of the Share Purchase Agreement, the Transaction closed on July 31, 2015 (the “Completion Date”), on which date 4,781,250 shares of the Issuer’s Common Stock were issued to Axane. Under the Share Purchase Agreement, if the closing sale price of the Issuer’s Common Stock on the day before the Completion Date exceeds the closing sale price on a date to be selected by Axane during the 10-business day period commencing on the effective date of the shelf registration statement referred to

CUSIP No. 72919P	13D	Page 9 of 14

below (the “Notification Date”), Axane will receive additional Common Stock to make up such deficiency (the “true up shares”). If the closing sale price of the Issuer’s Common Stock on the Notification Date exceeds the closing sale price on the day before the Completion Date, Axane will pay such excess to Hypulsion U.S. as a true up amount in cash. The Issuer and Axane have also entered into a Registration Rights Agreement, pursuant to which the Issuer has agreed, not later than August 3, 2015 (the business day following the date of the Registration Rights Agreement), to file a shelf registration statement with the Securities and Exchange Commission to register the re-sale of the shares of Common Stock issued to Axane on July 31, 2015 as well as any true up shares. If for any reason the true up shares cannot be registered on the same registration statement as the Completion Date shares, the deficiency otherwise payable in true up shares will be payable to Axane in cash. Axane’s current intention is to liquidate the Issuer’s Common Stock acquired in the Transaction after such registration statement becomes effective, subject to market conditions, but reserves the right to reevaluate such intention, based on market factors or otherwise.

ALIAD has no current intention to sell its remaining shares of Series C Preferred Stock, but will continue to evaluate its investment in Series C Preferred Stock. As part of ALIAD’s continuing evaluation of, and preservation of the value of, its investment in the securities of the Issuer, ALIAD may in the future take such actions with respect to its remaining investment in the Issuer as it deems appropriate and may, from time to time, acquire additional Common Stock of the Issuer by conversion of the Series C Preferred Stock or otherwise, dispose of some or all of its Common Stock of the Issuer (including Common Stock acquired upon conversion of the Series C Preferred Stock), and/or continue to hold the Common Stock of the Issuer and/or the Series C Preferred Stock. ALIAD’s determination whether to engage in any such transactions will depend on its consideration of various factors, including the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, the market price of the Common Stock, other investment opportunities available to ALIAD, conditions in the securities markets and general economic and industry conditions. ALIAD will also consider the impact of any future dispositions of Common Stock on its right to designate a Director to the Issuer’s Board, as described in Item 5 of the Statement as originally filed. ALIAD intends to continue to sell shares of Common Stock received in payment of quarterly dividends on the Series C Preferred Stock pursuant to the Rule 10b5-1 Sales Trading Plan between ALIAD and Raymond James & Associates. See Item 6 of this Statement.

Apart from the above, at this time the filing persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The filing persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(i) Common Stock of the Issuer

Axane currently owns 4,781,250 shares of the Issuer’s Common Stock constituting approximately 2.68% of the outstanding Common Stock. The number of shares owned by Axane excludes any Common Stock owned of record by ALIAD and any Common Stock issuable upon conversion of the Series C Preferred Stock held by ALIAD or as PIK dividends on the Series C Preferred Stock.

(ii) Series C Preferred Stock of the Issuer

The Series C Preferred Stock is convertible into shares of Common Stock, at an original conversion price equal to $0.248794 per share, at ALIAD’s option, (1) on or after May 8, 2014 or (2) upon any liquidation, dissolution or winding up of the Issuer, any sale, consolidation or merger of the Issuer resulting in a change of control, or any sale or other transfer of all or substantially all of the assets of the Issuer. The number of shares of Common Stock is determined by dividing the original issue price of $2,595,400 by the conversion price in effect at the time the shares are converted. The Series C Preferred Stock has weighted average anti-dilution protection. Therefore, the conversion price is subject to adjustment in the event the Issuer issues additional shares of Common Stock for a consideration per share less than the Series C conversion price in effect immediately prior to such issue. Upon this occurrence, the conversion price shall be reduced to a price determined in accordance with a prescribed formula. At the current adjusted conversion price of $0.2343 per share, if all shares of the Series C Preferred Stock were to be converted, such shares would be convertible into 5,554,594 shares of Common Stock.

CUSIP No. 72919P	13D	Page 10 of 14

On the date of this Schedule 13D, ALIAD is the beneficial owner of 5,593,918 shares of the Issuer’s Common Stock, constituting approximately 3.04% of the outstanding Common Stock, and 5,231 shares of the Issuer’s Series C Preferred Stock, constituting all of the outstanding Series C Preferred Stock. Of such 5,593,918 shares of Common Stock, 39,324 shares of Common Stock are issued and outstanding and held directly by ALIAD, and 5,554,594 shares of Common Stock are issuable upon conversion at the current conversion price of 5,231 shares of Series C Preferred Stock, all of which shares are presently convertible. The number of shares owned by ALIAD excludes the Common Stock owned by Axane and any shares which may be issued to ALIAD in the future as PIK dividends on the Series C Preferred Stock.

Under the terms of the Securities Purchase Agreement entered into between the Issuer and ALIAD on May 8, 2013 (the “Purchase Agreement”), for so long as ALIAD holds any shares of Series C Preferred Stock, it is entitled to designate one director to the Issuer’s Board of Directors. In the event the Series C Preferred Stock is converted into shares of Common Stock and ALIAD continues to hold at least 5% of the outstanding shares of Common Stock of the Issuer, or 50% of the shares of Common Stock held by ALIAD on an as-converted basis immediately following the issuance of the Series C Preferred Stock, ALIAD shall continue to be entitled to designate one director to the Issuer’s Board of Directors. The Purchase Agreement also provides ALIAD with the right to participate in certain future equity financings by the Issuer.

The Series C Preferred Stock ranks senior to the Common Stock with respect to rights upon the liquidation, dissolution or winding up of the Issuer. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, or other deemed liquidation event, as defined in the Purchase Agreement, the holders of the Series C Preferred Stock will be entitled to be paid an amount per share equal to the greater of (i) the original issue price, plus any accrued but unpaid dividends or (ii) the amount per share that would have been payable had all shares of Series C Preferred Stock been converted to shares of common stock immediately prior to such liquidation event.

The Series C Preferred Stock is entitled to receive dividends at a rate of 8% per annum, based on the original issue price of $2,595,400, payable in equal quarterly installments in cash or in shares of Common Stock, at the Issuer’s option.

The Series C Preferred Stock votes together with the Common Stock on an as-converted basis on all matters.

The Series C Preferred Stock may not be redeemed by the Issuer until May 8, 2016. After that date, the Series C preferred Stock may be redeemed at the election of the holders of the Series C Preferred Stock or of the Issuer. If redeemed at the election of the holder, the redemption price will be equal to the Series C Original Issue Price per share, plus any accruing but unpaid dividends. If redeemed at the election of the Issuer, the redemption price for shares of Series C Preferred Stock shall be a per share price equal to the greater of (i) the Series C original issue price per share, plus any Series C accruing dividends accrued but unpaid thereon and (ii) the fair market value of a single share of Series C preferred stock as of the date of the redemption.

L’Air Liquide S.A. is the beneficial owner of all of the outstanding shares of capital stock of Axane and ALIAD and, accordingly, may be considered the beneficial owner of the shares of the Issuer’s Common Stock held by Axane, the shares of the Issuer’s Series C Preferred Stock held by ALIAD, and the shares of the Issuer’s Common Stock issuable upon conversion of the Issuer’s Series C Preferred Stock held by ALIAD or as PIK dividends on the Series C Preferred Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 24, 2015, Axane, the Issuer and Hypulsion U.S. entered into a Share Purchase Agreement with respect to, inter alia, the acquisition by Axane of shares of the Issuer’s Common Stock.

In connection with the transactions contemplated by the Share Purchase Agreement, the Issuer and Axane entered into a Registration Rights Agreement pursuant to which the Issuer agreed to register for resale, pursuant to the Securities Act, the shares of the Issuer’s Common Stock issued in the Transaction.

CUSIP No. 72919P	13D	Page 11 of 14

On May 8, 2013, the Issuer and ALIAD entered into the Purchase Agreement with respect to, inter alia, the acquisition by ALIAD of 10,431 shares of the Issuer’s Series C Preferred Stock.

In connection with the transactions contemplated by the Purchase Agreement, the Issuer and ALIAD entered into a Registration Rights Agreement pursuant to which the Issuer agreed to register for re-sale, pursuant to the Securities Act, the shares of the Issuer’s Common Stock issuable upon conversion of the Issuer’s Series C Preferred Stock.

On August 30, 2013, ALIAD and Raymond James & Associates (“Raymond James”) entered into a Rule 10b5-1 Sales Trading Plan (the “Sales Plan”). Upon the receipt by ALIAD of quarterly dividends paid in shares of the Issuer’s common stock in respect of shares of Series C Preferred Stock held by ALIAD, Raymond James is required to sell such shares of the Issuer’s common stock pursuant to the Sales Plan and pay the cash proceeds thereof to ALIAD.

The descriptions herein of the aforesaid agreements are qualified in their entirety by reference to the full text of those such agreements which are included or incorporated by reference as exhibits to this Schedule 13D.

CUSIP No. 72919P	13D	Page 12 of 14

Item 7.	Material to be Filed as Exhibits.

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description

Exhibit 99.1	Share Purchase Agreement dated as of July 24, 2015 by and between Plug Power Inc., Axane S.A. and Hypulsion U.S. Holding, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed July 31, 2015 by Plug Power Inc.)

Exhibit 99.2	Registration Rights Agreement dated as of July 31, 2015 by and between Plug Power Inc. and Axane S.A. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed July 31, 2015 by Plug Power Inc.)

Exhibit 99.3	Securities Purchase Agreement dated as of May 8, 2013 by and between Plug Power Inc. and Air Liquide Investissements d’Avenir et de Démonstration (“ALIAD”) (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed March 17, 2014 by ALIAD and L’Air Liquide S.A.)

Exhibit 99.4	Registration Rights Agreement, dated as of May 16, 2013, by and between Plug Power Inc. and ALIAD (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed May 20, 2013 by Plug Power Inc.)

CUSIP No. 72919P	13D	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2015

AXANE S.A.

By:	/s/ Jean-François DUCHOLET
Name:	Jean-François DUCHOLET
Title:	Directeur Général

AIR LIQUIDE INVESTISSEMENTS D’AVENIR ET DE DÉMONSTRATION

By:	/s/ Pierre-Etienne FRANC
Name:	Pierre-Etienne FRANC
Title:	Directeur Général

L’AIR LIQUIDE S.A.

By:	/s/ Fabienne LECORVAISIER
Name:	Fabienne LECORVAISIER
Title:	Directeur Finance et Contrôle de gestion

CUSIP No. 72919P	13D	Page 14 of 14

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Share Purchase Agreement dated as of July 24, 2015 by and between Plug Power Inc., Axane S.A. and Hypulsion U.S. Holding, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed July 31, 2015 by Plug Power Inc.)

Exhibit 99.2	Registration Rights Agreement dated as of July 31, 2015 by and between Plug Power Inc. and Axane S.A. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed July 31, 2015 by Plug Power Inc.)

Exhibit 99.3	Securities Purchase Agreement dated as of May 8, 2013 by and between Plug Power Inc. and Air Liquide Investissements d’Avenir et de Démonstration (“ALIAD”) (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed March 17, 2014 by ALIAD and L’Air Liquide S.A.)

Exhibit 99.4	Registration Rights Agreement, dated as of May 16, 2013, by and between Plug Power Inc. and ALIAD (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed May 20, 2013 by Plug Power Inc.)